Exhibit 4.31

Execution Version

SUPPLEMENTAL AGREEMENT

This supplemental agreement (this “Agreement”) is dated September 30, 2024.

Parties

1.

Lotus Technology Inc., an exempted company incorporated in the Cayman Islands with company number 379482 and its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”); and

2.

Meritz Securities Co., Ltd., a corporation incorporated under the laws of the Republic of Korea having its principal office at Three IFC, IO Gukjegeumyung-ro, Yeongdeungpo gu, Seoul, Korea 07326 (“Investor”)

(each a “Party” in this Agreement and together, the “Parties”). Unless otherwise defined, capitalized terms used but not defined herein shall have the meanings ascribed to them in the SSA (as defined below).

Preamble

(A)The Parties have previously entered into that certain share subscription agreement, dated November 15, 2023, as amended by the amendment agreement entered into by and between the Parties on February 17, 2024 (the “SSA”).

(B)As stated in the cash top up notice from the Investor to the Company dated September 5, 2024 (the “Cash Top Up Notice”), the Closing Price on September 4, 2024 was US$5. I8, thereby triggering the Company’s obligation to deposit an amount equal to at least US$25 million into the Restricted Cash Account by September 11, 2024, pursuant Clause I 0.4 of the SSA (the “Cash Top Up Obligation”). The Company’s failure to satisfy its Cash Top Up Obligation constitutes a Put Option Trigger Event pursuant to Clause 6.1 of the SSA, thereby triggering the Investor’s right to exercise the Put Option pursuant to Clause 6.2 of the SSA.

(C)Pursuant to Clause 4.2 of the SSA, the Company is obligated to ensure the total amount of Unrestricted Cash held by the Company as of the last date of each fiscal quarter shall be no less than US$175,000,000, as evidenced by the applicable quarterly financial results filed by the Company with the SEC pursuant to a Current Report on Form 6-K (the “Financial Covenant”). Failure to comply with the Financial Covenant shall constitute a Put Option Trigger Event pursuant to Clause 6.1 of the SSA, thereby triggering the Investor’s right to exercise the Put Option pursuant to Clause 6.2 of the SSA.

(D)In light of the foregoing, and in consideration of the mutual promises and covenants contained below, the Parties wish to supplement the terms of the SSA in accordance with Clause 26 (Variations) thereof, subject to and in accordance with the terms of this Agreement.

IT IS NOW AGREED:

1.	Extended Waiver of Put Option

1.1

Subject to the terms of this Agreement, the Investor agrees to waive its right to exercise the Put Option as triggered by the Company’s failure to satisfy the Cash Top Up Obligation pursuant to the Investor’s Cash Top Up Notice and to satisfy any Further Top Up Obligation (as defined in Clause 4.2 below), in each case until October 31, 2024.

1.2	In consideration of the waiver set out in Clause 1.1 above, the Company agrees that:

(a)

the Company shall satisfy its Cash Top Up Obligation on or prior to October 31, 2024, unless the Closing Price of any Trading Day between the date of this Agreement and October 31, 2024 exceeds US$7.00; and

(b)	the Company shall fulfill its obligations pursuant to Clause 2 below and shall not breach, default on, or fail to comply with any of its other agreements and obligations under this Agreement.

For the avoidance of doubt, nothing in this provision shall in any way affect, prejudice or inhibit the Investor’s rights or entitlements pursuant to Clauses 4 or 5 below (including but not limited to the Investor’s right to exercise any Supplemental Put Option or entitlement to any Waiver Fees).

1.3

The Investor further agrees to waive its right to exercise the Put Option, triggered by the Company’s failure to comply with the Financial Covenant, until the earlier to occur of (i) October 31, 2024, or (ii) the execution of the Share Buyback Agreement (as defined below); provided that the Company shall satisfy its obligations pursuant to Clause 2 below and shall not breach, default on, or fail to comply with any of its other agreements and obligations under this Agreement.

2.	Deposit Amount

2.1

On the date of this Agreement, notwithstanding anything to the contrary in this Agreement or the SSA, the Company and the Investor shall execute and deliver to JPMorgan Chase Bank, N.A. Hong Kong Branch (“JP Morgan”) an irrevocable Escrow Cash Release Notice (as defined in the Escrow Agreement) instructing JP Morgan to deposit US$75,000,000 (the “Deposit Amount”) from the Restricted Cash Account to an account designated by the Investor (the “Deposit Account”), which shall be subject to release pursuant to Clause 2.2 below.

2.2

The Investor shall promptly release the Deposit Amount back to the Restricted Cash Account upon the later of (i) the Company’s full and timely fulfilment of all its obligations under this Agreement, or (ii) the execution of the Share Buyback Agreement. To the extent that the Company fails to satisfy either (i) or (ii) of the foregoing sentence, the Investor shall be entitled to withhold the Deposit Amount and offset the Deposit Amount against any amounts due to be paid by the Company to the Investor as a result of the Investor’s exercise of the Put Option or Supplemental Put Option pursuant to the SSA or this Agreement.

2.3

The Parties hereby acknowledge that, notwithstanding the fact that the US$75,000,000 from the Restricted Cash Account shall be transferred by the Company to the Investor in accordance with this Clause 2, such amount shall be treated as cash collateral for the purposes of calculating the Required Cash Collateral under the SSA and this Agreement only.

3.	Execution of Share Pledge Agreement

3.1

On or prior to the date that falls fifteen (15) calendar days after the date of this Agreement, the Company shall, and shall procure Lotus Advanced Technology Limited Partnership to execute a share charge agreement (the “Share Pledge Agreement”) under which (i) Lotus Advanced Technology Limited Partnership shall pledge all of its rights and interests in 7,000,000 Company’s Ordinary Shares (the “Pledged Shares”) in favor of the Investor and

(ii) the pledge shall serve as security for the Company’s full and timely fulfilment of all its obligations under the SSA (as amended and supplemented) and this Agreement.

3.2

The Investor shall take all necessary actions to release the Pledged Shares from the pledge created by the Share Pledge Agreement upon the later of: (i) the Company’s full and timely fulfilment of all its obligations under this Agreement; or (ii) the execution of the Share Buyback Agreement.

4.	Waiver Fee

4.1On or prior to October 31, 2024, the Company shall fulfil its Cash Top Up Obligation and pay to the Investor, by wire transfer of immediately available funds to an account designated by the Investor, an amount equal to US$I,000,000 (the “Waiver Fee”) as a waiver fee with respect to the Cash Top Up Obligation.

4.2

In the event that, based on the Closing Price of any Trading Day from the date hereof, the Company is obligated to further deposit additional cash in the Restricted Cash Account pursuant to the terms of Clause I 0.4 of the SSA (each occurrence of such an obligation, a “Further Top Up Obligation”), the Company shall pay to the Investor, by wire transfer of immediately available funds to an account designated by the Investor, a further Waiver Fee equal to US$1,000,000 for any Further Top Up Obligation by the Company that is caused by the fact that the Closing Price of any Trading Day falling into that particular Share Price Range (as defined under the SSA) on one or multiple occasions. Notwithstanding anything to the contrary in the SSA, any Cash Top Up Obligation, Further Top Up Obligation or Waiver Fees due to be paid by the Company pursuant to this Clause 4 shall be due and payable on October 31, 2024.

4.3

For the avoidance of doubt, the Company’s obligation to fulfil any Cash Top Up Obligation, Further Top Up Obligation and to make payment of any Waiver Fees pursuant to this Clause 4 shall rank at least pari passu with all other present and future unsecured obligations of the Company (other than those preferred by applicable laws).

4.4

To the extent that there are any amounts due to be paid by the Company pursuant to this Clause 4 (either with respect to any Cash Top Up Obligation, Further Top Up Obligation or any Waiver Fees) as of November I, 2024 (such amounts, the “Outstanding Obligations”), the Outstanding Obligations shall bear a fixed rate of interest equal to 5% per month until the date upon which the Outstanding Obligations are paid in full.

5.	Supplemental Put Option

5.1

From the date hereof, the Investor shall have the right to sell all or part of the Subscription Shares then held by the Investor to the Company, free and clear from any Encumbrance and with all rights attaching thereto, upon the occurrence of any of the following events, in accordance with this Clause 5 (the “Supplemental Put Option”):

(a)	the incurrence of any Outstanding Obligations;

(b)	any failure by the Company to, or to procure Lotus Advanced Technology Limited Partnership to, execute the Share Pledge Agreement in accordance with Clause 3.1 above;

(c)	any failure by the Company to fulfill or comply with any of its agreements and obligations under this Agreement; or

(d)	subject to Clause 5.3, the Closing Price of any Trading Day falling below US$4.00 (such Trading Day, the “Triggering Trading Day”).

5.2

Clauses 6.2 to 6.7 of the SSA shall apply to this Agreement and shall be incorporated by reference as if it has been set out in full herein mutatis mutandis and as if any reference therein to “Put Option” was a reference to “Supplemental Put Option”.

5.3

The Parties agree that for Clause 5.1(d) above, the Investor shall not be entitled to deliver any Put Option Exercise Notice to the Company if the Closing Price of any of the five (5) consecutive Trading Days immediately following the Triggering Trading Day is equal to or greater than US$4.00 (the “Cure Period”). For clarity, if, on any Trading Day subsequent to the Closing Price reaching US$4.00 during the Cure Period, the Closing Price falls below US$4.00 again, such Trading Day shall constitute a Triggering Trading Day under Clause 5.1(d) above, thereby effectuating a reset of the Cure Period commencing from the date of said Triggering Trading Day.

6.	Share Buyback Agreement

6.1

The Company and the Investor shall each use their best efforts to enter into a share buyback agreement (the “Share Buyback Agreement”) on or before October 3 I, 2024 and on terms and conditions mutually agreed by the Investor and the Company. Under the Share Buyback Agreement, (i) the Company shall agree to repurchase from the Investor 17,500,000 Subscription Shares, (ii) the Investor shall agree to sell, assign and transfer to the Company all of its rights and interests in such Subscription Shares being repurchased; and (iii) the repurchase price shall be equal to the Agreed Return (the “Repurchase Price”).

6.2

The Parties agree that, subject to the terms and conditions of the Share Buyback Agreement to be negotiated between the Parties, upon the execution of the Share Buyback Agreement, the following provisions shall be deemed to terminate and be of no further force or effect:

(a)	Company’s Cash Top-up Obligation under Clause 10.4 of the SSA and the Company shall be permitted to withdraw any remaining cash in the Restricted Cash Account;
(b)	Company’s Financial Covenant under Clause 4.2 of the SSA; and
(c)	Supplemental Put Option under Clause 5.1 of this Agreement.

6.3

The Parties agree that the Company shall have the right to pay the Repurchase Price under the Share Buyback Agreement, the Put Option Price under the SSA or the price for the Supplemental Put Option under this Agreement (as applicable), by way of:

(a)	offsetting against any outstanding amount of the Deposit Amount on a dollar-for dollar basis, to the extent that such amount has not been released by the Investor;
(b)

using any outstanding cash collateral in the Restricted Cash Account and in such case, the Investor shall provide all reasonable assistance to facilitate such transfer of funds from the Restricted Cash Account by the Company; and

(c)	paying any remaining amount by cash.

7.	Expenses

The Company shall pay or reimburse, all fees, expenses and costs (including but not limited to legal expenses) incurred by the Investor in connection with the negotiation, preparation, and execution of this Agreement and the transactions contemplated hereunder.

8.	Miscellaneous

The provisions of Clauses 19 (Confidentiality), 20 (Assignment), 21 (Further Assurances), 22 (Notices), 23 (Entire Agreement), 24 (Waivers, Rights and Remedies), 25 (Counterparts), 26 (Variations), 27 (Invalidity), 28 (Third Party Enforcement Rights), 29 (Governing Law and Jurisdiction), 30 (Remedies) and paragraph 2 (Interpretation) of Schedule 3 (Definitions and Interpretations) of the SSA shall apply mutatis mutandis to this Agreement.

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SIGNATURE

This Agreement is signed by duly authorized representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ FENG QingFeng
for and on behalf of	)
LOTUS TECHNOLOGY INC.	)
	)	NAME:	FENG QingFeng

This Agreement is signed by duly authorized representatives of the Parties:

SIGNED	)	SIGNATURE:	/s/ KIM JONG MIN
for and on behalf of	)
MERITZ SECURITIES CO., LTD.	)
	)	NAME:	MERITZ SECURITIES CO., LTD.
			CEO	KIM JONG MIN